Exhibit 99.17

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated September 23, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated September 23, 2025 from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon Metals Inc., 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 416-230-3440, and are also available electronically on SEDAR+ (www.sedarplus.ca) under Blue Moon Metals Inc.’s issuer profile.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 23, 2025

New Issue	September 26, 2025

BLUE MOON METALS INC.

$75,240,000

22,800,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Blue Moon Metals Inc. (“Blue Moon” or the “Corporation”), together with the short form base shelf prospectus dated September 23, 2025 (the “Prospectus”) qualifies the distribution (the “Offering”) of 22,800,000 common shares of the Corporation (the “Offered Shares”) at a price of $3.30 per Offered Share (the “Offering Price”). The Offered Shares are being issued and sold pursuant to an underwriting agreement dated September 26, 2025 (the “Underwriting Agreement”) among the Corporation, Scotia Capital Inc. (“Scotia”) and Canaccord Genuity Corp. (“Lead Underwriters”) as the Lead Underwriters and joint bookrunners, together with Cormark Securities Inc. as co-lead underwriter, Haywood Securities Inc. and Fearnley Securities AS (collectively with the Lead Underwriters, the “Underwriters”). The Offering Price was determined based on arm’s length negotiations between the Corporation and the Lead Underwriters, on behalf of the Underwriters, and with reference to the prevailing market price of the issued and outstanding common shares of the Corporation (the “Common Shares”). See “Description of Securities Being Distributed” and “Plan of Distribution”.

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “MOON” and are also quoted on the OTCQX® Best Market (“OTCQX”) under the symbol “BMOOF” and the Frankfurt Stock Exchange (“FRA”) under the symbol “8SX0”. On September 23, 2025, the last full trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was $3.49. On September 25, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $3.34, the closing price of the Common Shares on the OTCQX was US$2.4022 and the closing price of the Common Shares on the FRA was €2.08. The Corporation has applied to list the Offered Shares (including the Over-Allotment Shares (as defined herein)) on the TSXV. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV.

Price: $3.30 per Offered Share

	Price to the Public	Underwriters’ Fee(1)(2)	Net Proceeds to Blue Moon(2)(3)
Per Offered Share	$3.30	$0.198	$3.102
Total Offering(2)	$75,240,000	$4,514,400	$70,725,600

Notes:

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash commission equal to 6.0% (the “Underwriters’ Fee”) of the gross proceeds of the Offering (including, for greater certainty, on any exercise of the Over-Allotment Option (as defined herein)).

(2)	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date (as defined herein), to purchase up to an additional 3,420,000 Offered Shares (the “Over-Allotment Shares”), at the Offering Price, to cover over-allocations, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is qualified by this Prospectus Supplement. A person who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to Blue Moon” (before payment of the expenses of the Offering) will be $86,526,000, $5,191,560 and $81,334,440, respectively. See “Plan of Distribution” and the table below.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (such expenses estimated to be $431,000), which, together with the Underwriters’ Fee, will be paid by the Corporation out of the gross proceeds of the Offering. See “Plan of Distribution”.

The following table sets out the number of securities under option that may be issued by the Corporation in connection with the Offering:

Maximum Size or Number of
Underwriters’ Position	Securities Available	Exercise Period	Price
Over-Allotment Option	3,420,000 Over-Allotment Shares	Up to 30 days following the Closing Date	$3.30 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and the “Offered Shares” in this Prospectus Supplement shall include the Over-Allotment Option and the Over-Allotment Shares, respectively.

Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a lower price than stated above. Any such reduced-price sales will not affect the net proceeds to be received by the Corporation under the Offering. See “Plan of Distribution”.

An investment in the Offered Shares is highly speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. The risk factors included or incorporated by reference in this Prospectus Supplement should be carefully reviewed and considered by purchasers in connection with an investment in the Offered Shares. See “Notice to Investors – Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” in the AIF (as defined herein), which is available electronically on SEDAR+ at www.sedarplus.ca and is incorporated by reference herein.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. Such consequences for investors are not discussed herein. Prospective investors are encouraged to consult their own tax advisors with respect to their own particular circumstances.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

- ii -

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See “Purchasers’ Statutory Rights of Withdrawal and Rescission”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in registered or electronic form with CDS on the closing of the Offering, which is expected to be on October 1, 2025, or such other date as may be agreed upon by the Corporation and Scotia (such actual closing date hereinafter referred to as the “Closing Date”) and, in any event, on or before a date not later than 42 days from the date of this Prospectus Supplement. Except in limited circumstances, such as for certain purchasers of Offered Shares in the United States, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Certain directors of the Corporation and certain executive officers of the Corporation who have signed certificates in this Prospectus Supplement or the Prospectus and certain persons who have signed consents required to be filed in connection with the filing of this Prospectus Supplement or the Prospectus reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons or Companies”.

The Corporation’s registered office is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

- iii -

TABLE OF CONTENTS

NOTICE TO INVESTORS	S-1
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	S-2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	S-3
NOTICE REGARDING NON-IFRS MEASURES	S-3
TECHNICAL INFORMATION	S-3
DOCUMENTS INCORPORATED BY REFERENCE	S-3
MARKETING MATERIALS	S-4
ELIGIBILITY FOR INVESTMENT	S-4
THE CORPORATION	S-5
RECENT DEVELOPMENTS	S-5
CONSOLIDATED CAPITALIZATION	S-5
USE OF PROCEEDS	S-6
PLAN OF DISTRIBUTION	S-8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	S-10
PRIOR SALES	S-11
TRADING PRICE AND VOLUME	S-11
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-11
RISK FACTORS	S-13
AUDITORS, TRANSFER AGENT AND REGISTRAR	S-15
INTERESTS OF EXPERTS	S-15
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	S-15
NOTICE TO INVESTORS	S-16
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

(i)

NOTICE TO INVESTORS

About this Prospectus Supplement

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Readers should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus and should not rely on some parts of this Prospectus Supplement or Prospectus to the exclusion of others. The Corporation has not, and the Underwriters have not, authorized any other person to provide investors with additional or different information. If anyone provides you with additional, different or inconsistent information, including information or statements in articles about the Corporation or through other forms of media, readers should not rely on it. The Corporation is not, and the Underwriters are not, offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless otherwise specified, regardless of the time of delivery of this Prospectus Supplement or of any sale of the securities pursuant hereto. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Information contained in this Prospectus Supplement should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

Forward-Looking Information

This Prospectus Supplement and the documents incorporated by reference herein may contain or incorporate by reference “forward-looking information” within the meaning of applicable Canadian securities legislation. All information, other than statements of historical facts, included in this Prospectus Supplement and any document incorporated by reference herein that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking information.

When used in this Prospectus Supplement or any document incorporated by reference or deemed to be incorporated by reference herein, the words “estimate”, “plan”, “continue”, “anticipate”, “might”, “expect”, “project”, “intend”, “may”, “will”, “shall”, “should”, “could”, “would”, “predict”, “forecast”, “pursue”, “potential”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Examples of such forward-looking information include information pertaining to, without limitation: statements with respect to the use of proceeds of the Offering; the timing for completion of the Offering; the satisfaction of the conditions to closing of the Offering, including receipt in a timely manner of required regulatory approvals, including the approval of the TSXV; the plan of distribution for the Offering; the potential for the Underwriters to exercise the Over-Allotment Option or undertake market stabilization transactions; the milestones necessary to achieve the Corporation’s business objectives and the timing thereof; the availability and change in terms of financing; viability and timing of approval for required permits; permitting and legal processes in relation to mining permitting and approval; the benefits of the development potential of the properties of the Corporation; risk of employee and/or contractor strike actions; the future price of zinc, copper, gold and silver; the estimation of the mineral reserves and resources; the realization of mineral reserve and resource estimates; the timing and amount of estimated future production at each of the Blue Moon Property and Nussir Property (each as defined under the heading “Technical Information”); costs of production; expected capital expenditures; costs and timing of development of new deposits; success of exploration activities; permitting requirements; currency fluctuations; labour availability costs and conditions; supply chain elasticity; inherent hazards associated with mining operations; costs of production, expansion of production capabilities; the ability to obtain surface rights to support planned infrastructure at the Corporation’s projects; the ability to take advantage of forward sales agreements profitably; the ability to recover property potentially impaired by third party insolvency proceedings; requirements for additional capital; government regulation of mining operations; environmental risks and hazards; title disputes or claims; and limitations on insurance coverage.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include: inherent risks associated with the business of exploring, development and mining; errors in management’s geological modelling; the inability of the Corporation to capitalize on mineralization on its properties in a manner that is economic; the timing and ability (if at all) to complete further exploration activities, including drilling; development, infrastructure, operating or technical difficulties on any of the Corporation’s properties; risks relating to costs, timing and ability (if at all) to advance the properties of the Corporation differing materially from estimates; the inability to obtain all authorizations and permits needed to continue advancing the Corporation’s properties in a timely manner (or at all); failure of the Corporation to complete any further studies for the Blue Moon Property (as defined herein) and the Nussir Property (as defined herein) in the timing contemplated (or at all); risks relating to the key assumptions, parameters, limitations and methods used in the Blue Moon Property technical report and the Nussir Property technical report, including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Property and the Nussir Property mineral deposits; the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization; upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities; the global economic climate; dilution; environmental risks; community and non-governmental actions; fluctuations in currency markets; social acceptability of the Corporation’s projects; fluctuations in commodity prices; risks relating to capital market conditions and the ability of the Corporation to access sufficient capital on favourable terms or at all; changes in law, rules and regulations applicable to the Corporation and its operations; taxation, controls and regulations; risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war; risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Corporation does business or may carry on business in the future; risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities; employee relations; information systems security threats; the speculative nature of mineral exploration and development; obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other geological data; environmental hazards; industrial accidents; unusual or unexpected formations, pressures, cave-ins and flooding; limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses. For a more detailed discussion of these factors and other risks, see the section entitled “Risk Factors” herein and the section entitled “Risk Factors” contained in the AIF.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate as actual developments or events could cause results to differ materially from those anticipated. These include, among others, the factors described or referred to elsewhere herein and in the documents incorporated by reference herein, and include unanticipated and/or unusual events. Many of such factors are beyond the Corporation’s ability to predict or control.

Readers of this Prospectus Supplement are cautioned not to put undue reliance on forward-looking information due to its inherent uncertainty. The Corporation disclaims any intent or obligation to update any forward-looking information contained in this Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or results or otherwise, unless required under applicable laws. This forward-looking information should not be relied upon as representing management’s views as of any date subsequent to the date of this Prospectus Supplement or the respective dates of the documents incorporated by reference herein. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Investors should read this entire Prospectus Supplement and the Prospectus and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Shares.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, reside outside of Canada. Mr. Johnstone, and Dr. Thorburn have appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to “$”,“C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On September 25, 2025, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3927 (or C$1.00 = US$0.7180) and the daily exchange rate for one Norwegian Krone expressed in Canadian dollars, as quoted by the Bank of Canada, was NOK1.00 = C$0.1389 (or C$1.00 = NOK7.1994).

NOTICE REGARDING NON-IFRS MEASURES

This Prospectus Supplement and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, including, but not limited to, “working capital”, “cash costs”, “all-in sustaining cost” and “all in costs”. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Working capital is calculated as the value of total current assets less the value of total current liabilities. Cash costs include mining, processing, refining, general and administration costs and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. All-in sustaining costs is defined as direct production costs plus general and administrative, exploration and evaluation, other expenses and sustaining capital expenditures. All-in costs includes all-in sustaining costs as well as initial capital. These terms do not have any standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other companies. The Corporation believes that these non-IFRS measures provide information useful to its shareholders in understanding the Corporation’s performance and may assist in the evaluation of the Corporation’s business relative to that of its peers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation’s performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

TECHNICAL INFORMATION

Scientific and technical information relating to Blue Moon’s material mineral projects indicated below are supported by the technical information contained within the AIF incorporated by reference herein. See “Documents Incorporated by Reference”.

•	Blue Moon Property located in Mariposa County, California (the “Blue Moon Property”); and

•	Nussir Property located in Norway (the “Nussir Property”).

The technical report summaries for the material properties referred to above are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the technical reports, which have been filed with Canadian securities regulatory authorities pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and are available for review on SEDAR+ (www.sedarplus.ca) under Blue Moon’s issuer profile. The technical reports are not and shall not be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon, 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 416-230-3440, and are also available electronically under the issuer profile of the Corporation at www.sedarplus.ca.

The following document filed by the Corporation with securities commissions or similar authorities in Canada is specifically incorporated into, and forms an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a)	the template version of term sheet dated September 24, 2025 relating to the Offering (the “September 24 Term Sheet”); and

(b)	the template version of term sheet dated September 25, 2025 relating to the Offering (the “September 25 Term Sheet”, and together with the September 24 Term Sheet, the “Marketing Materials”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and news releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the termination of the distribution of the securities being qualified hereunder, are deemed to be incorporated by reference in this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement. Information on the Corporation’s website does not constitute part of this Prospectus Supplement.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Prospectus, modifies or supersedes such prior statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

References to the Corporation’s website in this Prospectus Supplement, the Prospectus, and any documents incorporated by reference herein or therein do not incorporate the information on such website into this Prospectus Supplement or the Prospectus, as applicable, and the Corporation explicitly disclaims any such incorporation by reference.

MARKETING MATERIALS

The Marketing Materials do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement.

Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials and any template version of any marketing materials) are deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus solely for the purposes of the Offering.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the “Tax Act”) in force as of the date prior to the date of this Prospectus Supplement and specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement, the Offered Shares will be a “qualified investment” under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts, first home savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans, all as defined in the Tax Act, on the Closing Date, provided that at that time the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV) or the Corporation is a “public corporation” (other than a mortgage investment corporation) as defined in the Tax Act.

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”) of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Offered Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, the Offered Shares will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan. Persons who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors with regard to the application of these rules in their particular circumstances.

THE CORPORATION

Incorporation

Blue Moon Metals Inc. is a corporation existing under the Business Corporations Act (British Columbia). The Corporation’s registered office is located at 2700-1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

Summary Description of the Business

Blue Moon is a Canadian mineral exploration and development company focused on advancing its three polymetallic brownfield projects, being the Nussir Property, the Blue Moon Property, and the Nye Sulitjelma Gruver AS copper-zinc-gold-silver property in Norway (the “NSG Property”).

The Corporation considers the Blue Moon Property and the Nussir Property to be its only material mineral properties for the purposes of NI 43-101. The Corporation holds a 100% interest in Keystone Mines Inc. which holds the mineral rights to the unpatented mining claims and patented lands associated with the Blue Moon Property, located in Mariposa County, California. The Corporation also holds a 93.55% interest in Nussir ASA which holds the extraction licences and exploration licences associated with the Nussir Property, located in Finmark county, Norway.

For additional information regarding the Corporation and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and can be reviewed at www.sedarplus.ca under the Corporation’s issuer profile.

RECENT DEVELOPMENTS

There have been no further material developments in the business of the Corporation since the date of the AIF that have not otherwise been disclosed in this Prospectus Supplement or the documents incorporated by reference herein. A summary of developments over the past three fiscal years can be found in the section entitled “General Development of the Business” in the AIF, which is available on SEDAR+ (www.sedarplus.ca) under Blue Moon’s issuer profile.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below and under the heading “Prior Sales”, there have been no material changes to the share capital of Blue Moon since June 30, 2025, being the date of the Interim Financial Statements (as defined in the Prospectus).

The following table sets out the share capital of Blue Moon: (i) as at June 30, 2025, being the date of the Interim Financial Statements; (ii) as at June 30, 2025 after giving effect to the movement in share capital and loan, and (iii) as at June 30, 2025 after giving effect to the Offering (excluding any Over-Allotment Option), and any movement in share capital and loan up to September 25, 2025 as though they had closed on June 30, 2025. The table should be read in conjunction with the Annual Financial Statements, the Annual MD&A, the Interim Financial Statements, and the Interim MD&A (each, as defined in the Prospectus), all of which are incorporated by reference in this Prospectus Supplement, as well as the other disclosure contained in this Prospectus Supplement and the Prospectus, including the risk factors described under the heading “Risk Factors” in this Prospectus Supplement and in the AIF.

	As at June 30, 2025(1)	As at June 30, 2025 (after giving effect to any movement in capital)	As at June 30, 2025(2) (after giving effect to the Offering excluding any Over-Allotment Option and any movement in capital)
Share Capital	$169,780,856	$180,033,527	$250,328,127	(3)
Common Shares	51,486,089	54,623,262	77,423,262
Liabilities	$6,475,822	$23,762,072	$23,762,072

Notes:

(1)	These figures have been derived from the unaudited Interim Financial Statements.
(2)	Excludes exercise of the Over-Allotment Option.
(3)	The increase in share capital after giving effect to the Offering (assuming the Over-Allotment Option is exercised in full) is based on the net proceeds of the Offering received by the Corporation after deducting the Underwriters’ Fee and the expenses of the Offering (estimated at $431,000).

USE OF PROCEEDS

Proceeds

The gross proceeds of the Offering will be $75,240,000 ($86,526,000 if the Over-Allotment Option is exercised in full). The estimated net proceeds of the Offering will be $70,294,600 ($80,903,440 if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Fee of $4,514,400 ($5,191,560 if the Over-Allotment Option is exercised in full) and the estimated expenses of the Offering of $431,000.

Principal Purposes

The Corporation intends to use the net proceeds of the Offering to fund the further advancement, development and exploration of the Nussir Property and the Blue Moon Property and for general corporate purposes.

As of the date of this Prospectus Supplement, the Corporation is an advanced exploration-stage issuer with no revenue from mining operations. As at June 30, 2025, the Corporation had cash on-hand of approximately C$13,815,796 and approximately C$4,564,282 in receivables. A portion of the Corporation’s cash on-hand, as well as the proceeds raised from prior offerings and the Offering (as detailed below), are expected to provide the Corporation with sufficient funding for exploration, development and corporate needs.

Specifically, the Corporation intends to use the net proceeds of the Offering as follows:

Proceeds	C$M(2)	US$M(2)
USE OF PROCEEDS(1)(2)
Development and optimization of the Blue Moon Property, and exploration at the Nussir Property and the NSG Property including:
Blue Moon Phase 2 recommended work program	40.4	29.1
NSG Property recommended work program	6.4	4.6
Nussir Property exploration	8.3	5.9
Working Capital, General Corporate and Administration	15.0	10.8
Commission and fees	4.9	3.6
TOTAL	75.0	54.0

Notes:

(1)	Assuming no exercise of the Over-Allotment Option. To the extent that the Over-Allotment Option is exercised, in whole or in part, the Corporation anticipates that any additional proceeds from the exercise of the Over-Allotment Option and/or reduction in the Underwriters’ Fee, respectively, will be allocated for working capital and general corporate purposes.
(2)	Using the daily average exchange rate on September 25, 2025 for one United States dollar expressed in Canadian dollars of US$1.00=C$1.3927 (C$1.00 = US$0.7180), as quoted by the Bank of Canada.

The Corporation intends to spend the net proceeds of the Offering as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus Supplement and in the AIF.

The proposed use of proceeds relating to the expenditures as disclosed in this section has been reviewed and passed upon by Dustin Small, P.Eng., Consultant a non-independent qualified person within the meaning of NI 43-101.

Business Objectives and Milestones

Other than the US$140 million project financing previously announced, which will go to advance the Nussir Property development, table below outlines the key milestones, estimated timing and costs in respect of the Corporation’s material properties (the Blue Moon Property and the Nussir Property) for the next 18 months from the date of this Prospectus Supplement and also includes milestones and costs of the work program from the Blue Moon Property technical report and the Nussir Property technical report required to advance the Blue Moon Property and the Nussir Property, respectively, to the next phase. These milestones and estimates are based on the Corporation’s reasonable expectations and reasonable courses of action and current assumptions and judgment.

	Expenditures in next 18 months
Area	C$000	US$000
Nussir Property
Exploration – drilling 25,000 to 30,000 m	6,000	4,319
Sampling / QA/QC	2,250	1,620
Total	8,250	5,939
NSG Property
Digitization of Exploration Decline	35	25
Relogging and preservation of historical core	63	45
Hiring of California-based project development team	181	130
Exploration decline design, tender & award	69	50
Total	348	250
Blue Moon Property Phase 2 PEA Recommended Work Program (1)
Exploration portal construction and decline development (U/G)	30,058	21,635
Exploration drilling, logging, surveys and assaying	5,182	3,730
Hydrogeological field work	167	120
Metallurgical testwork program on fresh core	834	600
Environmental testwork and monitoring, social studies	695	500
FS and updated Technical Report	3,473	2,500
Total	40,409	29,085
NSG Property PEA Recommended Work Program (1)
Extension of Rupsi Tunnel (1km)	4,724	3,400
Diamond drilling (~10,000m)	1,667	1,200
Total	6,391	4,600
Grand Total	55,398	39,874

Note:

(1)	Based on the Blue Moon Property technical report and the Nussir Property technical report.

As of August 29, 2025, the Corporation anticipates spending a total of $39,874,000 over the next 18 months in order to meet its objectives and milestones. The Corporation anticipates using its working capital, which as of August 29, 2025, was approximately $9,540,000 (including $9,570,000 in cash), to fund its necessary activities related to the Blue Moon Property and the Nussir Property. The Corporation will also use its working capital in order to meet its general and administrative expenses, which, as of August 29, 2025, is expected to be approximately $5,760,000 over the next 18 months.

The continuing operations of the Corporation are dependent on the ability of the Corporation to obtain additional financing to fund its anticipated costs and expenditures. There is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Risk Factors” in this Prospectus Supplement and other risk factors in the documents incorporated by reference herein.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated September 26, 2025 among the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase, on the Closing Date, an aggregate of 22,800,000 Offered Shares at the Offering Price for gross proceeds of $75,240,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of the “disaster out”, “regulatory out”, “material change out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. Closing of the Offering is anticipated to occur on or about October 1, 2025 subject to the conditions of closing being met, or such earlier or later date as the Corporation and Scotia may agree.

The Corporation has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date, to purchase up to 3,420,000 Over-Allotment Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.

If the Over-Allotment Option is exercised in full for Over-Allotment Shares, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to Blue Moon” (before payment of the expenses of the Offering) will be $86,526,000, $5,191,560 and $81,334,440, respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Fee, equal to 6.0% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option). Pursuant to the terms of the Underwriting Agreement, the Corporation and Underwriters have agreed that the Corporation will pay (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares, including, without limitation, the fees and expenses payable in connection with the distribution of the Offered Shares, (ii) the reasonable fees and expenses of the Corporation’s counsel; (iii) all costs incurred with the preparation of documentation relating to the Offering, including the filing of this Prospectus Supplement; (iv) all reasonable fees and disbursements of the Underwriters’ legal counsel (to a maximum of $120,000, in the aggregate, inclusive of disbursements and exclusive of applicable taxes); and (v) all reasonable other “out-of-pocket” expenses of the Underwriters. The Corporation has also agreed to indemnify the Underwriters, their affiliates and their respective partners, directors, officers and employees against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

The Offered Shares will be offered in all the provinces and territories of Canada, except Quebec, through the Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. The Corporation has applied to list the Offered Shares (including the Over-Allotment Shares) on the TSXV. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV.

Fearnley Securities AS is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

Under the Underwriting Agreement, without the prior consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period of 90 days from the Closing Date, the Corporation has agreed not to issue or sell any additional Common Shares or financial instruments convertible or exchangeable into Common Shares, other than: (a) pursuant to the Corporation’s equity compensation plan, (b) to satisfy existing contractual obligations and instruments already issued as of the date hereof; (c) the issuance of Common Shares upon the exercise of any outstanding warrants, convertible securities, options, or any other commitment or agreement outstanding as of the date hereof; (d) obligations in respect of existing agreements; (e) the issuance of Common Shares in connection with any bona fide acquisition by the Corporation or its subsidiaries; (f) in connection with an internal reorganization; (g) in connection with strategic investments; and (i) in connection with a private placement of securities of the Corporation for proceeds of up to US$17.5 million, whether for cash proceeds or direct issuance to a vendor, to fund the acquisition of a mill to support the Blue Moon Property (provided this exception shall not apply if the Corporation realizes gross proceeds in excess of $60 million pursuant to this Offering)).

Pursuant to the terms of the Underwriting Agreement, the Corporation has also agreed to use its reasonable best efforts to cause each its directors and officers to agree, in lock-up agreements to be executed concurrently with the closing of the Offering, that each will not, without the prior consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period ending 90 days from the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation and certain other customary exceptions as provided for in the lock up agreements.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a client where the client’s order was not solicited during the period of distribution. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, in no event will the Corporation receive less than net proceeds of $3.102 per Offered Share. If the selling price is reduced, the compensation received by the Underwriters will be reduced by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. In addition, the Underwriters may offer selling group participation to other registered dealers that are satisfactory to the Corporation, acting reasonably, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. Except in limited circumstances, such as for certain purchasers of Offered Shares in the United States, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and, subject to registration under the U.S. Securities Act and applicable U.S. state securities laws or certain exemptions therefrom, may not be offered, sold, transferred, delivered or otherwise disposed of, directly or indirectly, within the United States or to, or for the account or benefit of, any U.S. person. Each Underwriter has agreed that, except as permitted under the Underwriting Agreement, it will not offer to sell, transfer, deliver or otherwise dispose of, directly or indirectly, the Offered Shares at any time within the United States or to, or for the account or benefit of, any U.S. person.

The Underwriting Agreement permits the Underwriters, acting through their registered United States broker-dealer affiliates, to offer and sell the Offered Shares in the United States to, or for the account or benefit of, (i) “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act), provided such offers to sell are made in accordance with Rule 144A under the U.S. Securities Act and (ii) persons who are “accredited investors”, as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act, pursuant to the exemption from registration provided by Section 4(a)(2) and/or Rule 506(b) of Regulation D under the U.S. Securities Act, and in each case, in compliance with exemptions under applicable U.S. state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. The Offered Shares that are sold in the United States or to, or for the account or benefit of, a U.S. person will be “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act and may only be offered, sold, transferred, delivered or otherwise disposed of pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. persons. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act and similar exemptions under applicable state securities laws.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 22,800,000 Offered Shares at a price of $3.30 per Offered Share. In addition, the Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date, to purchase up to 3,420,000 Over-Allotment Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at September 26, 2025, there were 54,623,262 Common Shares issued and outstanding.

The rights, privileges, conditions and restrictions attaching to the Common Shares, as a class, are equal in all respects and include the following rights:

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Blue Moon’s articles and by-laws, and the BCBCA.

The Common Shares have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws.

PRIOR SALES

Other than as described below, during the 12-month period before the date of this Prospectus Supplement, the Corporation has not issued any other Common Shares or securities that are convertible or exchangeable into Common Shares.

	Number of	Type of	Issue / Exercise
Date of Issuance	Securities Issued	Securities Issued	Price (C$)	Reason for Issuance
February 26, 2025	24,168,149	Common Shares	3.55	Issued under a purchase agreement
February 26, 2025	5,608,000	Common Shares	3.55	Issued under a purchase agreement
February 26, 2025	9,000,035	Common Shares	3.00	Conversion of subscription receipts
March 6, 2025	4,210,000	Common Shares	3.55	Issued under a purchase agreement
March 7, 2025	1,750,000	Common Shares	3.00	Private placement
May 8, 2025	376,833	Common Shares	3.00	Brokered private placement
September 4, 2025	2,092,173	Common Shares	3.30	Issued pursuant to a subscription agreement
September 4, 2025	1,045,000	Common Shares	--	Issued as bonus shares pursuant to a loan agreement

TRADING PRICE AND VOLUME

The Common Shares trade on the TSXV under the symbol “MOON”, the Frankfurt Stock Exchange under the symbol “8SX0”, and the OTCQX Best Market under the symbol “BMOOF”. The following table sets out the high and low trading prices, as well as the trading volume, for the Common Shares on the TSXV for each month indicated below (source: TMX Datalinx).

	High	Low	Volume
	(C$)	(C$)	(#)
September 2024	3.00	1.40	289,250
October 2024	3.90	2.80	135,709
November 2024	4.30	3.30	73,562
December 2024	3.55	3.55	—
January 2025	3.55	3.55	—
February 2025	3.55	3.55	—
March 2025	3.55	1.98	138,506
April 2025	4.30	1.98	1,509,480
May 2025	3.30	2.85	473,363
June 2025	3.55	3.03	516,199
July 2025	3.65	3.11	447,895
August 2025	3.73	3.25	311,618
September 1 – 25, 2025	3.67	3.20	490,187

On September 25, 2025, the last full trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $3.34.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under Tax Act generally applicable to an investor who acquires an Offered Share pursuant to the Offering.

This summary applies only to a purchaser who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times, (i) is, or is deemed to be, resident in Canada; (ii) deals at arm’s length with the Corporation and each of the Underwriters; (iii) is not affiliated with the Corporation or any of the Underwriters; and (iv) acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter” as defined in the Tax Act; (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (v) that has made a functional currency reporting election under the Tax Act; (vi) that has entered or will enter into a “derivative forward agreement”, a “synthetic equity arrangement” or a “synthetic disposition arrangement”, as those terms are defined in the Tax Act; (vii) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; (viii) that is a partnership; or (ix) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not apply to prospective purchasers who are not, or are deemed not to be, residents of Canada for purposes of the Tax Act. Such persons should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the OfferedShares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date prior to the date hereof, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Holder’s income for the year. In the case of a Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received by an individual from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of “eligible dividends” designated by the Corporation to the Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received or deemed to be received by a Holder that is a corporation on the Offered Shares must be included in computing its income for the taxation year but generally will be deductible in computing its taxable income for the taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for the purposes of Part IV of the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Holder’s taxable income for the taxation year.

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” or that is at any time in the relevant taxation year a “substantive CCPC” (both as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year which will include dividends received or deemed to be received in respect of the Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Holder generally will realize a capital gain (or a capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition in respect of the Offered Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Holder immediately before the disposition. The adjusted cost base to a Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year must be included in computing the Holder’s income for the taxation year in which the disposition occurs. One-half of any capital loss (an “allowable capital loss”) realized in a particular taxation year must be deducted against taxable capital gains realized by the Holder in the year of disposition, in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares or shares substituted for such Offered Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” or that is at any time in the relevant taxation year a “substantive CCPC” (both as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year which will include certain amounts in respect of taxable capital gains.

Minimum Tax

Capital gains realized and taxable dividends received by a Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Holders should consult their own advisors with respect to the application of the minimum tax.

RISK FACTORS

An investment in the Offered Shares, as well as the Corporation’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

Investors should carefully consider the risk factors described below and under the heading “Risk Factors” in the AIF. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below, in the AIF, and the other information elsewhere in this Prospectus Supplement and in the Prospectus and consult with their professional advisors to assess any investment in the Corporation.

Nature of Mineral Exploration and Development.

The Corporation’s future is dependent on its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditures on the Corporation’s exploration properties may be required to construct mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary or full feasibility studies on the Corporation’s projects, or the current or proposed exploration programs on any of the properties in which the Corporation has exploration rights, will result in any profitable commercial mining operations. The Corporation cannot give any assurance that its current and future exploration activities will result in a discovery of mineral deposits containing mineral reserves.

Estimates of mineral resources and any potential determination as to whether a mineral deposit will be commercially viable can also be affected by such factors as: the particular attributes of the deposit, such as its size and grade; unusual or unexpected geological formations and metallurgy; proximity to infrastructure; financing costs; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Corporation not receiving an adequate return on its invested capital or suffering material adverse effects to its business and financial condition. Exploration and development projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), and other unanticipated interruptions.

A positive return in an investment in the Offered Shares is not guaranteed.

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short term or long term. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

The Corporation has broad discretion to use the net proceeds from this Offering.

The Corporation intends to use the net proceeds from the Offering to achieve its stated business objective as set forth under “Use of Proceeds”. The Corporation maintains discretion to spend the net proceeds in ways that it deems most efficient. The application of the net proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds”, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business and, consequently, could adversely affect the price of the Common Shares on the open market.

Market Price of Common Shares.

There can be no assurance that an active market for the Common Shares, including the Offered Shares, will be sustained after the Offering. Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSXV may be affected by such volatility in response to numerous factors. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in commodity prices will not occur. As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long-term value of the Corporation. In addition, the market price of the Common Shares is also likely to be significantly affected by changes, from time to time, in the Corporation’s operating results, financial condition, acquisition opportunities, liquidity and other internal factors.

Dilution.

Additional financing needed to continue funding the advancement, exploration and development of the properties of the Corporation may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares and may have a negative impact on the market price of the Common Shares.

Liquidity and Additional Financing.

The Corporation’s ability to continue its business operations is dependent on management’s ability to secure additional financing. The Corporation’s only source of liquidity is its cash and cash equivalent balances. Liquidity requirements are managed based upon forecasted cash flows to ensure that there is sufficient working capital to meet the Corporation’s obligations.

The advancement, exploration, and development of the Corporation’s properties, including continuing exploration and development projects, and, if warranted, construction of mining facilities and the commencement of mining operations, will require substantial additional financing. As a result, the Corporation may be required to seek additional sources of equity financing in the near future. While the Corporation has been successful in raising such financing in the past, its ability to raise additional equity financing may be affected by numerous factors beyond its control including, but not limited to, adverse market conditions, commodity price changes, and economic downturns. There can be no assurance that the Corporation will be successful in obtaining any additional financing required to continue its business operations and/or to maintain its property interests, or that such financing will be sufficient to meet the Corporation’s objectives or obtained on terms favourable to the Corporation. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and/or development on any or all of the Corporation’s properties, or even a loss of property interest, which would have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation is Odyssey Trust Company, located at 300 5th Avenue SW, Suite 1230, Calgary, Alberta, T2P 3C4.

Davidson & Company LLP, having an address of 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1H4, is the former auditor of the Corporation (until April 21, 2025) and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario). Davidson & Company LLP resigned effective on April 21, 2025, and succeeded by MNP LLP, as the current auditors of the Corporation.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Bennett Jones LLP and Blake, Cassels & Graydon LLP, as respective groups, beneficially own, directly and indirectly, less than one percent of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after the later of (a) the date that the issuer (i) filed the prospectus or any amendment on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase or a subscription for the securities. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Common Shares, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus Supplement is limited, in certain provincial and territorial securities legislation, to the price at which the Offered Share is offered to the public under the Offering. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

NOTICE TO INVESTORS

Australia

This Prospectus Supplement:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities & Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Offered Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Offered Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Offered Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Offered Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Offered Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Offered Shares you undertake to us that you will not, for a period of 12 months from the date of sale of the Offered Shares, offer, transfer, assign or otherwise alienate those Offered Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

China

This Prospectus Supplement will not be circulated or distributed in the People’s Republic of China (“PRC”) and the Offered Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Prospectus Supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the relevant competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined herein), except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the Underwriters and the Corporation that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a member state to qualified investors as so defined, or in circumstances in which the prior consent of the Underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Corporation has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities offered in this Prospectus Supplement have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Common Shares have nor any interest therein may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•	securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

o	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

o	where no consideration is or will be given for the transfer;

o	where the transfer is by operation of law;

o	as specified in Section 276(7) of the SFA; or

o	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Offered Shares, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Offered Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Offered Shares. The Offered Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Offered Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

No Offered Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Offered Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of Common Shares may be made to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets 2000 Act (as amended, the “FSMA”), provided that no such offer of Offered Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to “qualified investors” as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression of an “offer to the public” in relation to any Offered Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

CERTIFICATE OF THE CORPORATION

Dated: September 26, 2025

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

/s/ “Christian Kargl-Simard”	/s/ “Frances Kwong”
Christian Kargl-Simard	Frances Kwong
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Corporation

/s/ “Maryse Belanger”	/s/ “Karin Thorburn”
Maryse Belanger	Karin Thorburn
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: September 26, 2025

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

	SCOTIA CAPITAL INC.		CANACCORD GENUITY CORP.

By:	/s/ “Stephen Davy”	By:	/s/ “Kevin Carter”
	Stephen Davy		Kevin Carter
	Vice Chair		Managing Director

CORMARK SECURITIES INC.

By:	/s/ “Ian Colterjohn”
Ian Colterjohn
Managing Director

HAYWOOD SECURITIES INC.

By:	/s/ “Kevin Campbell”
Kevin Campbell
Managing Director

C-2

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada (except Québec), each of which permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, the delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada (except Québec), is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This final short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions. See “Plan of Distribution”.

Information has been incorporated by reference in this final short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon Metals Inc., 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on SEDAR+ (www.sedarplus.ca) under Blue Moon Metals Inc.’s issuer profile.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 23, 2025

BLUE MOON METALS INC.

$200,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Convertible Securities

Units

Blue Moon Metals Inc. (“Blue Moon” or the “Corporation”) may offer and sell from time to time the following securities: common shares in the capital of the Corporation (“Common Shares”), debt securities of the Corporation (“Debt Securities”), warrants to purchase Common Shares and/or other Securities (as defined herein) (“Warrants”), subscription receipts exchangeable for Common Shares and/or other Securities (“Subscription Receipts”), securities convertible into or exchangeable for Common Shares and/or other Securities (“Convertible Securities”), and units comprised of one or more of any of the other Securities, or any combination of such Securities (“Units”), or any combination thereof (all of the foregoing collectively, the “Securities” and individually, a “Security”) for up to an aggregate offering price of $200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25-month period that this final short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. One or more securityholders of the Corporation (each, a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Secondary Offering by Selling Securityholders”.

The specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or subsidiary of the Corporation. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Unless specified otherwise in a Prospectus Supplement, the offerings are subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Securities may be sold through underwriters or dealers, directly by the Corporation and/or Selling Securityholders, pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Corporation or to any Selling Securityholder and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. A purchaser who acquires any Securities forming part of any underwriters’ over-allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada and have appointed Bennett Jones LLP as agent for service of process at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol ” MOON” and are also quoted on the OTCQX® Best Market (“OTCQX”) under the symbol “BMOOF” and the Frankfurt Stock Exchange (“FRA”) under the symbol “8SX0”. On September 22, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $3.41, the closing price of the Common Shares on the OTCQX was US$2.47 and the closing price of the Common Shares on the FRA was €2.00.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

- ii -

Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Corporation’s business, financial condition, results of operations and prospects may have changed since such date.

The Corporation’s registered office is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

- iii -

TABLE OF CONTENTS

GENERAL MATTERS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES	3
CURRENCY PRESENTATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
TECHNICAL INFORMATION	5
THE CORPORATION	6
THE BUSINESS OF THE CORPORATION	6
RECENT DEVELOPMENTS	7
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
SECONDARY OFFERING BY SELLING SECURITYHOLDERS	10
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	10
EARNINGS COVERAGE RATIOS	16
PRIOR SALES	16
TRADING PRICE AND VOLUME	16
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
RISK FACTORS	16
INTEREST OF EXPERTS	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
LEGAL MATTERS	18
AUDITORS, TRANSFER AGENT AND REGISTRAR	18
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	18
CERTIFICATE OF THE CORPORATION	C-1

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Corporation” or “Blue Moon” refers to Blue Moon Metals Inc. and its wholly-owned subsidiaries. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation (www.bluemoonmetals.com) shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward-looking information” within the meaning of applicable Canadian securities laws concerning the business, operations, plans and financial performance and condition of the Corporation. In addition to the following cautionary statement, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Cautionary Statement Regarding Forward-Looking Information” in the AIF (as defined herein) or any subsequently filed annual information form of the Corporation, as well as the advisories section of any documents incorporated or deemed to be by reference herein, including those that are filed after the date hereof.

Except for statements of historical fact relating to Blue Moon, information contained herein constitutes forward-looking information, including any information related to an offering and Blue Moon’s strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement, or in the documents incorporated by reference in this Prospectus (including, but not limited to, any production guidance of the Corporation). In order to give such forward-looking information, the Corporation has made certain assumptions about its business, operations, the economy and the mineral exploration industry in general. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information. These factors, including, but not limited to: inherent risks associated with the business of exploring, development and mining; errors in management’s geological modelling; the inability of the Corporation to capitalize on mineralization on its properties in a manner that is economic; the timing and ability (if at all) to complete further exploration activities, including drilling; development, infrastructure, operating or technical difficulties on any of the Corporation’s properties; risks relating to costs, timing and ability (if at all) to advance the properties of the Corporation differing materially from estimates; the inability to obtain all authorizations and permits needed to continue advancing the Corporation’s properties in a timely manner (or at all); failure of the Corporation to complete any further studies for the Blue Moon Property (as defined herein) and the Nussir Property (as defined herein) in the timing contemplated (or at all); risks relating to the key assumptions, parameters, limitations and methods used in the Blue Moon Technical Report (as defined herein) and the Nussir Technical Report (as defined herein), including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Property and the Nussir Property mineral deposits; the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization; upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities; the global economic climate; dilution; environmental risks; community and non-governmental actions; fluctuations in currency markets; social acceptability or the Corporation’s projects; fluctuations in commodity prices; risks relating to capital market conditions and the ability of the Corporation to access sufficient capital on favourable terms or at all; changes in law, rules and regulations applicable to the Corporation and its operations; taxation, controls and regulations; risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war; risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Corporation does business or may carry on business in the future; risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities; employee relations; information systems security threats; the speculative nature of mineral exploration and development; obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other geological data; environmental hazards; industrial accidents; unusual or unexpected formations, pressures, cave-ins and flooding; limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses, as well as those risk factors discussed or referred to in this Prospectus, the documents incorporated by reference into this Prospectus and those described in a Prospectus Supplement relating to a specific offering of Securities.

Although Blue Moon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding Blue Moon’s expected financial and operational performance and Blue Moon’s plans and objectives and may not be appropriate for other purposes.

All forward-looking information contained in this Prospectus, any Prospectus Supplement, and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Corporation as at the date hereof or thereof. The Corporation undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities.

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Corporation uses certain non-IFRS (as defined herein) performance measures in this Prospectus or in documents incorporated by reference herein, such as “working capital”, “cash costs”, “all-in sustaining cost” and “all in costs”. These are common performance measure but may not be comparable to similar measures presented by other issuers as it has no meaning under the IFRS Accounting Standards (“IFRS”). Working capital is calculated as the value of total current assets less the value of total current liabilities. Cash costs include mining, processing, refining, general and administration cots and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. All-in sustaining costs is defined as direct production costs plus general and administrative, exploration and evaluation, other expenses and sustaining capital expenditures. All-in costs includes all-in sustaining costs as well as initial capital. These terms do not have any standardized meaning according to IFRS and therefore many not be comparable to similar measures presented by other companies. The Corporation believes that these non-IFRS measures provides information useful to its shareholders in the understanding the Corporation’s performance and may assist in the evaluation of the Corporation’s business relative to that of its peers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation’s performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CURRENCY PRESENTATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to “$”,“C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On September 22, 2025, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3816 (or C$1.00 = US$0.7238) and the daily exchange rate for one Norwegian Krone expressed in Canadian dollars, as quoted by the Bank of Canada, was NOK1.00 = C$0.1391 (or C$1.00 = NOK7.1891).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon, 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) (www.sedarplus.ca) under the Corporation’s issuer profile. The filings of the Corporation on SEDAR+ (www.sedarplus.ca) are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents of the Corporation, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated September 12, 2025 in respect of the financial year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Corporation as at and for financial years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon (“Annual Financial Statements”);

(c)	the management’s discussion and analysis of financial position and results of operations of the Corporation in respect of the financial years ended December 31, 2024 and 2023 (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis on the operations and financial position of the Corporation for the three and six months ended June 30, 2025;

(f)	the material change report of the Corporation dated March 7, 2025 in respect of, among other things, the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(g)	the material change report of the Corporation dated March 17, 2025 in respect of, among other things, the acquisition of Repparfjord Eiendom AS;

(h)	the material change report of the Corporation dated September 12, 2025 in respect of, among other things, the private placement with Oaktree Capital Management, L.P. and the bridge loan agreement entered into with Hartree Partners, L.P;

(i)	the business acquisition report of the Corporation dated May 10, 2025, as refiled on September 23, 2 025, in respect of the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(j)	the statement of executive compensation of the Corporation for the year ended December 31, 2024; and

(k)	the management information circular of the Corporation dated as of September 17, 2024 in respect of the annual meeting of shareholders of the Corporation held on October 17, 2024.

Any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Corporation after the date of this Prospectus and all Prospectus Supplements (only in respect to the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in, and form an integral part of, this Prospectus.

Upon a new annual information form and new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s).

Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

TECHNICAL INFORMATION

The Corporation’s material properties, as determined by National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), are the Blue Moon zinc-copper-gold-silver property in California, USA (the “Blue Moon Property”) and the Nussir copper-gold-silver property in Norway (the “Nussir Property”).

Except as otherwise indicated, all scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus is supported by, as applicable:

•	Blue Moon Property: the technical report entitled “NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California” dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 (the “Blue Moon Technical Report”), prepared by Scott Wilson, C.P.G. SME-RM; Peter Szkilnyk, P.Eng.; Alan J. San Martin, P.Eng.; Richard Gowans, P.Eng.; Justin Taylor, P.Eng.; and Christopher Jacobs, C.Eng., MIMMM.

•	Nussir Property: the technical report entitled “Report NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway” dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025 (the “Nussir Technical Report”, together with the Blue Moon Technical Report, the “Technical Reports”), prepared by Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM.

The Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Blue Moon Technical Report and the Nussir Technical Report, which have been filed and can be reviewed on SEDAR+ ( www.sedarplus.ca) under the Corporation’s issuer profile. The Technical Reports are not, and shall not be deemed to be, incorporated by reference in this Prospectus or any of the documents incorporated by reference herein. Scientific and technical information relating to the Blue Moon Property and the Nussir Property is supported by technical information contained in the Corporation’s AIF, as incorporated by reference herein. See “Documents Incorporated by Reference”.

All scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus, is based on (i) information contained in the technical reports referred to above, which have been prepared in accordance with the requirements of NI 43-101, and (ii) other information that has been prepared by or under the supervision of “qualified persons” (as such term is defined in NI 43-101) and included in this Prospectus with the consent of such persons.

Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, “indicated” and “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an “indicated” or “inferred” mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are exclusive of mineral reserves. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves.

THE CORPORATION

The Corporation was registered and incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on January 15, 2007 under the name “Savant Explorations Ltd.” as a spin-out entity in connection with a spin-out transaction by the Corporation’s then parent company, Pacifica Resources Ltd. (now, EDM Resources Inc.) (“Pacifica”) of certain assets including, among other things, Pacifica’s interest in the Yava polymetallic sulphide property in Nunavut, the Blue Moon Property, the Tillex copper prospect in Ontario and various copper projects in Chile (the “Spin Out Transaction”). The Spin Out Transaction, which was effected by way of a plan of arrangement under section 288 of the BCBCA, was completed on June 6, 2007. On June 7, 2007, common shares of the Corporation (the “Common Shares”) commenced trading on the TSXV under the symbol “SVT”. On July 4, 2017, the Corporation changed its name to “Blue Moon Zinc Corp.” and in connection with the name change, the Common Shares commenced trading under a new symbol “MOON” on July 5, 2017.

As of the date of this Prospectus, the Corporation is a reporting issuer in Alberta, British Columbia and Québec.

The Common Shares are listed for trading on the TSXV under the symbol “MOON”, the Frankfurt Stock Exchange under the symbol “8SX0”, and the OTCQX Best Market under the symbol “BMOOF”. See “Market for Securities”.

The Corporation’s registered office is located at 2700-1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

THE BUSINESS OF THE CORPORATION

Blue Moon is a Canadian mineral exploration and development company focused on advancing its three polymetallic brownfield projects, being the Nussir copper-gold-silver property in Norway (the “Nussir Property”), the Blue Moon zinc-copper-gold-silver property in California, USA (the “Blue Moon Property”), and the NSG copper-zinc-gold-silver property in Norway.

The Corporation considers the Blue Moon Property and the Nussir Property to be its only material mineral properties for the purposes of NI 43-101. The Corporation holds a 100% interest in Keystone Mines Inc. which holds the mineral rights to the unpatented mining claims and patented lands associated with the Blue Moon Property, located in Mariposa County, California. The Corporation also holds a 93.55% interest in Nussir ASA which holds the extraction licences and exploration licences associated with the Nussir Property, located in Finmark county, Norway.

For additional information regarding the Corporation and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and can be reviewed at www.sedarplus.ca under the Corporation’s issuer profile.

RECENT DEVELOPMENTS

There have been no further material developments in the business of the Corporation since the date of the AIF that have not otherwise been disclosed in this Prospectus or the documents incorporated by reference herein. A summary of developments over the past three fiscal years can be found in the section entitled “General Development of the Business” in the AIF, which is available on SEDAR+ (www.sedarplus.ca) under Blue Moon’s issuer profile.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds, and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

As outlined in the Annual Financial Statements and Interim Financial Statements, the Corporation has negative cash flow from operating activities. See “Risk Factors”. The Corporation anticipates that negative operating cash flows will continue until such time as profitable commercial production can be achieved on the Corporation’s properties. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Corporation will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including the risk factors set forth in the applicable Prospectus Supplement and the documents incorporated by reference herein and therein.

Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will not receive any proceeds from the sale of Securities by any Selling Securityholder. See “Secondary Offering by Selling Securityholders”.

Milestones and Objectives

The table below outlines the key milestones, estimated timing and costs in respect of the Corporation’s material properties (the Blue Moon Property and the Nussir Property) for the next 12 months from the date of this Prospectus and also includes milestones and costs of the work program from the Blue Moon Technical Report and the Nussir Technical Report required to advance the Blue Moon Property and the Nussir Property, respectively, to the next phase. These milestones and estimates are based on the Corporation’s reasonable expectations and reasonable courses of action and current assumptions and judgment.

	Estimated Total Costs		Anticipated
Area	Required(1)		Remaining Costs			Estimated Timing of Completion
Nussir Property Underground access (decline) preparation, exploration logistics and support		$4,000,000		Nil		Completed
Exploration – drilling 25,000 to 30,000 m		$6,000,000		$6,000,000		Q2 2026
Sampling / QA/QC		$3,000,000		$2,250,000		Q2 2026
Total		$13,000,000		$8,250,000
Blue Moon Property
Permitting of Exploration Decline	US$	500,000		Nil		Completed
Digitization of Exploration Decline	US$	25,000	US$	25,000		End of Q4 2025 / Early Q1 2026
Relogging and preservation of historical core	US$	45,000	US$	45,000		End of Q4 2025 / Early Q1 2026
Hiring of California-based project development team	US$	230,000	US$	100,000		Q4 2025
Exploration decline design, tender & award	US$	200,000	US$	80,000		Q3 2025
Total	US$	1,000,000	US$	250,000	(2)

Note:

(1)	Based on the Blue Moon Technical Report and the Nussir Technical Report.
(2)	Approximately $344,000, based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742).

As of August 29, 2025, the Corporation anticipates spending a total of approximately $8,594,000 over the next 12 months in order to meet its objectives and milestones. To fund its necessary activities related to the Blue Moon Property and the Nussir Property, the Corporation anticipates using (i) its working capital, which as of August 29, 2 025, was approximately $9,540,000 (including $9,570,000 in cash), as supplemented by (ii) approximately US$17,500,000 (approximately $24 million based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742)) received by the Corporation on September 4, 2025, comprising of US$12,500,000 from the initial draw under the bridge loan extended by Hartree Partners, LP and funds managed by Oaktree Capital Management, LP (“Oaktree”) and US$5,000,000 gross proceeds from a private placement with Oaktree. The Corporation will also use its working capital and available funds in order to meet its general and administrative expenses, which, as of August 29, 2025, is expected to be approximately $3,600,000 over the next 12 months.

The continuing operations of the Corporation are dependent on the ability of the Corporation to obtain additional financing to fund its anticipated costs and expenditures. There is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Statement Regarding Forward-Looking Information”.

PLAN OF DISTRIBUTION

The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, as applicable, up to an aggregate of $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

The Corporation and/or the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts, or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation or any Selling Securityholder will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

In connection with the sale of the Securities, underwriters, dealers, or agents may receive compensation from the Corporation, any Selling Securityholder or from other parties, including in the form of underwriters’, dealers’, or agents’ fees, commissions or concessions. Underwriters, dealers, and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable securities legislation and any such compensation received by them from the Corporation or Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires any Securities forming part of any underwriters’ over allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over allotment position is ultimately filled through the exercise of the over allotment position or secondary market purchase.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or any Selling Securityholder, to indemnification by the Corporation and/or the Selling Securityholder against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

The Securities will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of in the United States or to or for the account of U.S. persons absent registration or pursuant to an applicable exemption from the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the secondary offering of the Securities by one or more Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any secondary offering of Securities by a Selling Securityholder will include, without limitation, the following information, to the extent required by applicable securities laws:

•	the names of the Selling Securityholders;

•	the number or amount of securities of the Corporation owned, controlled or directed by each Selling Securityholder;

•	the number or amount of Securities being distributed for the account of each Selling Securityholder;

•	the number or amount of securities of the Corporation to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding securities;

•	whether securities of the Corporation are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

•	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•	if the Selling Securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, the name and address of the person or company the Selling Securityholder has appointed as agent for service of process, and, in such case, the Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

Blue Moon is authorized to issue an unlimited number of Common Shares without par value, an unlimited number of Class “A” preferred shares (the “Class A Preferred Shares”) with par value of $10 per share and an unlimited Class ” B” preferred shares (the “Class B Preferred Shares”, and together with the Class A Preferred Shares the “Preferred Shares”) without par value. As at the date of this Prospectus, Blue Moon had 54,623,262 Common Shares issued and outstanding and no Preferred Shares are issued and outstanding. As at the date of this Prospectus, there were (i) 774,500 options to acquire Common Shares (“Options”), (ii) 224,506deferred share units (“DSUs”, or each a “DSU”) held by non-executive directors, and (iii) 62,500 restricted share units (“RSUs”, or each a “RSU”) held by officers and key employees of the Corporation.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Blue Moon’s articles and by-laws, and the BCBCA.

Debt Securities

The Corporation may issue Debt Securities, separately or together with other Securities in any combination thereof, as the case may be. The Debt Securities will be issued under one or more indentures, in each case between the Corporation and a trustee to be determined by the Corporation and named in a Prospectus Supplement. A copy of the form of indenture in connection with offerings of Debt Securities will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	aggregate principal amount and authorized denominations of such Debt Securities;

•	the manner of determining the offering price(s);

•	the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	any mandatory or optional redemption provisions applicable to the Debt Securities;

•	any sinking fund or analogous redemption provisions applicable to the Debt Securities;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other Securities, or a combination thereof);

•	the trustee under the indenture pursuant to which the Debt Securities are to be issued;

•	the designation and terms of any Debt Securities which will be offered, if any, and the number of Debt Securities that will be offered;

•	any exchange or conversion terms;

•	any provisions relating to any security provided for the Debt Securities;

•	event of default provisions contained in the indenture pursuant to which the Debt Securities are to be issued;

•	whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

•	if applicable, the identity of the Debt Security agent;

•	whether the Debt Securities will be listed on any securities exchange;

•	whether the Debt Securities will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Debt Securities are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Debt Securities;

•	material Canadian federal income tax consequences of owning the Debt Securities;

•	any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The Corporation will not issue any guaranteed Debt Securities.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other Securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into other Securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the Securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying Securities.

Warrants

The Corporation may issue Warrants, separately or together with other Securities in any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency in which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying Securities.

Subscription Receipts

The Corporation may issue Subscription Receipts, separately or together with other Securities in any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. The applicable Prospectus Supplement will include details of the subscription receipt agreement or indenture governing the Subscription Receipts being offered. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the

Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities for which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

•	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying Securities.

Convertible Securities

The Corporation may issue Convertible Securities, separately or together with other Securities in any combination thereof, as the case may be. The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following describes the general terms that will apply to any Convertible Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Convertible Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Convertible Securities, and the extent to which the general terms of the Convertible Securities described in this Prospectus apply to those Convertible Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of such Convertible Securities offered;

•	the price at which such Convertible Securities will be offered;

•	the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

•	the period or periods during which any conversion or exchange may or must occur;

•	the designation and terms of any other Securities with which such Convertible Securities will be offered, if any;

•	the gross proceeds from the sale of such Convertible Securities;

•	whether the Convertible Securities will be listed on any securities exchange;

•	whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	certain material Canadian federal income tax consequences of owning the Convertible Securities; and

•	any other material terms and conditions of the Convertible Securities.

Units

The Corporation may issue Units, separately or together with other Securities or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The Securities will not include any novel derivatives or asset-backed securities as described under Part 4 of NI 44- 102 – Shelf Distributions.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

RISK FACTORS

There are various risks set out in the documents incorporated by reference herein, including the applicable Prospectus Supplement, that could have a material adverse effect upon, among other things, the exploration results, properties, business, business prospects and condition (financial or otherwise) of the Corporation. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

The Corporation has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Corporation’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Corporation’s ability to satisfy its obligations promptly as they become due. If the Corporation does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

In addition, sales of a substantial number of Common Shares by existing shareholders could occur. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs, it could impair the Corporation’s ability to raise additional capital through the sale of securities.

Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks. For a list of risk factors, prospective purchasers should refer to risk factors outlined in the AIF under the heading “Risk Factors”, the risk factors outlined in the Annual MD&A under the heading “Financial Instrument Risk” and elsewhere in the documents incorporated by reference herein.

Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

An investment in the Securities, as well as the Corporation’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

INTEREST OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to the Corporation:

•	Scott Wilson, C.P.G. SME-RM

•	Peter Szkilnyk, P.Eng.

•	Alan J. San Martin, P.Eng.

•	Richard Gowans, P.Eng.

•	Justin Taylor, P.Eng.

•	Christopher Jacobs, C.Eng., MIMMM

•	Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM

Certain information of a scientific or technical nature contained in this Prospectus and in the documents incorporated by reference herein, was reviewed and approved by the persons listed above, who are “qualified persons” within the meaning of NI 43-101.

To the knowledge of the Corporation, as of the date hereof, each of the persons referenced above holds less than 1.0% of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada. Mr. Johnstone, Dr. Thorburn, Mr. Wheeler and Mr. Wilson have appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon by Bennett Jones LLP on behalf of the Corporation. As of the date hereof, Bennett Jones LLP and its partners, counsel and associates, as a group, beneficially own, directly or indirectly, less than 1.0% of the outstanding securities of the Corporation. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation is Odyssey Trust Company, located at 300 5th Avenue SW, Suite 1 230, Calgary, Alberta, T2P 3C4.

Davidson & Company LLP, having an address of 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1H4, is the former auditor of the Corporation (until April 21, 2025) and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario). Davidson & Company LLP resigned effective on April 21, 2025, and succeeded by MNP LLP, as the current auditors of the Corporation.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities. This right may be exercised within two business days after receipt or deemed receipt of the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not sent and delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition to statutory rights of withdrawal and rescission, original purchasers of Securities under this Prospectus (as supplemented or amended) that are convertible, exchangeable or exercisable securities, will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, in addition to the amount paid on original purchase of any Securities, the amount paid upon conversion, exchange or exercise of such Securities, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities, to the extent such securities are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus (as supplemented or amended) is limited, in certain provincial and territorial securities legislation, to the price at which the Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories of Canada, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories of Canada. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: September 23, 2025

This final short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this short form base shelf prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of each of the provinces and territories of Canada (except Québec).

(signed) “Christian Kargl-Simard”	(signed) “Frances Kwong”
Christian Kargl-Simard	Frances Kwong
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(signed) “Maryse Bélanger”	(signed) “Karin Thorburn”
Maryse Bélanger	Karin Thorburn
Director	Director

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